UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

 For the month of March 2016

Commission File Number 001-33922

DRYSHIPS INC.

 109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F [X]       Form 40-F [  ]

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

DryShips Inc. (the "Company") is furnishing the following information pursuant to certain disclosure requirements contained in its Audit Committee Charter concerning the approval of related-party transactions.  On October 21, 2015 the Company entered into a Secured Revolving Facility Agreement with Sifnos Shareholders Inc., ("Sifnos") an entity controlled by the Company's Chairman, CEO and President, George Economou for $50 million, which was amended as of November 11, 2015 for an additional $10 million (the "Facility"). Pursuant to the Facility, the Company had the option to elect, at any time prior to the maturity date of the Facility, to convert $10,000,000 of the outstanding principal amount of loans into 100,000,000 preferred shares of the Company. DryShips Inc. elected to exercise its preferred stock rights pursuant to the Facility and issued 100,000,000 shares of Series B Preffered Stock to Sifnos on December 30, 2015. As per the Facility, each share of Series B Preferred Stock had five (5) votes and was to be mandatorily converted to common stock of the Company, on a one for one basis, on any business day selected by the Borrower within three (3) months after the issuance thereof.

On March 24, 2016, pursuant to the terms of the Preferred Stock Exchange Agreement (the "Preferred Stock Exchange Agreement"), the Company repurchased from Sifnos and subsequently cancelled the 100,000,000 (4,000,000 on a post 25:1 reverse stock split basis (effected by the Company on March 11, 2016)) shares of Series B Preferred Stock for $8.75 million. As agreed under the Preferred Stock Exchange Agreement, the Company and Sifnos entered into the Second Amendment to the Facility Agreement modifying the terms of the Revolving Facility as follows: (i) the maximum amount of Sifnos' commitment under the Revolving Facility has increased to $70 million from $60 million, (ii) the Company has the option to extend the maturity of the Revolving Facility by 12 months from October 21, 2018 to October 21, 2019, (iii) Sifnos will no longer have the right to convert a portion of the outstanding loans into either the Company's common stock or Ocean Rig UDW Inc.'s common stock beneficially owned by the Company and (iv) subject to Sifnos' prior written consent, the Company has the right to convert $8,750,000 of the outstanding balance of the loans under the Revolving Facility into 3,500,000 preferred shares of the Company, which have a voting power of 5:1 (vis-à-vis the common stock) and will mandatorily convert into common stock on a 1:1 basis within 3 months after such conversion.

As disclosed in Item 7.A. of the Company's annual report on Form 20-F for the fiscal year ended December 31, 2014, George Economou, the Company's Chairman, President and Chief Executive Officer, is a beneficial owner of the Company's shares and therefore had, solely with respect to such ownership, an indirect financial interest in the transaction.  The Company's Board of Directors and the Audit Committee of the Board of Directors approved the transaction on the basis, in part, of a fairness opinion provided by an independent third-party advisor. No other financial advisors were retained in connection with the transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: March 30, 2016	By:	/s/ Ziad Nakhleh
Ziad Nakhleh
Chief Financial Officer